EXHIBIT 4.7

Exhibit 4.7

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan (as amended and restated effective December 1, 2006) (the “Plan”), is hereby amended as follows:

1.	Effective as of January 1, 2007, by replacing the definition of “Eligible Employee” under Article I of the Plan, in its entirety, with the following:

Eligible Employee - An “Eligible Employee” means each regular full-time Employee or a part-time Employee scheduled to work at least 1,000 hours a year who is at least 18 years of age and who is actively employed by the Employer in other than a temporary or occasional position as defined by the payroll practices of the Employer; provided, however, that a temporary, occasional, or part-time Employee scheduled to work less than 1,000 hours a year who completes more than 1,000 hours of service within a twelve-month period beginning on their employment date or in any subsequent Plan Year, shall be an Eligible Employee.  Notwithstanding the foregoing, an Employee of an Employer shall not be an Eligible Employee during any time when such Employee is 1) eligible to participate in a retirement plan which is a multi-employer plan as defined in Section 3(37) of ERISA to which the Employer contributes, or 2) covered by a collectively bargained unit which has not bargained for the Plan for such Employee.”

Explanation:  This amendment clarifies that part time employees are eligible to participate in the plan if they are scheduled to work at least 1,000 hours a year (i.e., those part-time employees referred to as “Code 4” employees in MDU Resources Group, Inc. CORP Policy No. 154.3). If a part-time employee is scheduled to complete less than 1,000 hours a year, they are eligible to participate in the plan if they, in fact, complete 1,000 hours of service in their first 12 months of employment or in any subsequent plan year.

2.	Effective as of January 1, 2006, by adding the following paragraph to the end of Section 3.5(g) of the Plan:

3.5	Special Limitations on Savings Contributions –

Savings contributions exceeding the limits of this paragraph (g) shall mean the amount of savings contributions (as defined in Section 3.1) for a calendar year that the Participant designates to the Plan pursuant to the following procedure. The Participant’s designation shall (1) be submitted to the administrator in writing no later than March 1, (2) specify the Participant’s savings contributions exceeding the limits of this paragraph (g) for the preceding calendar year, and (3) be accompanied by the Participant’s written statement that if such excess savings contribution is not distributed, it will, when added to amounts deferred under other plans or arrangements described in Section 401(k), 408(k), or 403(b) of the Code, exceed the limit imposed on the Participant by Section 402(g) of the Code for the year in which the deferral occurred. Savings contributions exceeding the limits of this paragraph (g) shall mean those savings contributions that are includible in a Participant's gross income under Section 402(g) of the Code to the extent such Participant's savings contributions for a taxable year exceed the dollar limitation under such Code section.  Such excess savings contributions, and the income or loss allocable thereto, may be distributed before the end of the calendar year in which the savings contributions were made.  A Participant who has such excess savings contributions for a taxable year, taking into account only such savings contributions under the Plan or any other plans of the Employer (including any member of the Employer’s related group), shall be deemed to have designated the entire amount of such excess savings contributions.

Explanation:  This amends the plan to comply with the final regulations under Section 401(k) and 401(m) of the Internal Revenue Code.

3.	Effective as of December 31, 2006, by replacing Section 4.6(b)(ii) of the Plan, in its entirety, with the following:

4.6	Timing of Distributions –

(b)           When Distributions Must Commence.

(ii)
Accounts in Excess of $1,000. If a Participant incurs a distribution event described in Section 4.3(a)(i)-(iv), payment of a Participant's Accounts shall commence not later than the 60th day after the end of the calendar year in which the latest of the following events occurs:

(A)	the Participant attains age 62;

(B)	the tenth anniversary of the year in which the Participant commenced participation in the Plan occurs; or

(C)	the Participant terminates employment with the Company and all Affiliates;

provided, however, that the Participant may elect to defer distribution of the Accounts (by not requesting a distribution) until attainment of age 70-½.  As a result, if the Participant's Account (excluding the balance in the Participant’s Rollover Account and any loan offset amount) exceeds $1,000, a distribution will not be made to the Participant before attainment of age 70-½ without consent. Upon a Participant's attainment of age 70-½, distribution of the Account shall commence as soon as practicable after such amounts are ascertained.  If a Participant dies before age 70-½ and the Participant's surviving spouse is the beneficiary, the surviving spouse may elect to defer distribution of the Participant's Account until the Participant would have attained age 70-½.

Explanation:  This amendment changes the mandatory distribution age in the Plan from 65 to 70-½.

4.
Effective as of January 1, 2007, by replacing the final paragraph of Paragraph 2 of Supplement D-35, Provisions Relating to the MDU Resources Group, Inc. Special Contribution Feature, of the Plan, in its entirety, with the following:

2.	Eligibility Share in the Special Contribution.

In order to share in the allocation of the Special Contribution for any Plan Year, Eligible Employees described above must complete 1,000 Hours of Service in that Plan Year; provided, however, that if the Participant's failure to complete 1,000 Hours of Service in the Plan Year is due to the Participant's Disability, Death, or Retirement on or after Normal Retirement Date during such Plan Year, such Participant shall nevertheless be entitled to share in the allocation of the Special Contribution for such Plan Year. Individuals who satisfy the preceding requirements for the Special Contribution are referred to herein as “Supplement D-35 Participants.”

Explanation:  This amendment clarifies that eligible participants must complete 1,000 hours of service to share in the special contribution for any plan year.

5.	Effective as of December 1, 2006, by adding the following new Supplement H-11 to the Plan:

Supplement H-11

Provisions Relating to the Merger of the
Granite City Ready Mix 401(k) Plan for Union Employees

H-11-1.	Introduction. Effective as of December 1, 2006 (the “Merger Date”), the Granite City Ready Mix 401(k) Plan for Union Employees (the “Granite City Plan”) will merge into the Plan.

H-11-2.
Merger. The merger of the Granite City Plan into the Plan and the resulting transfer of assets described above was designed to comply with Sections 401(a)(12), 411(d)(6), and 414(l) of the Internal Revenue Code and the regulations thereunder. The purpose of this Supplement H-11 is to reflect the merger and to set forth special provisions which shall apply with respect to Participants who had a portion of their Accounts transferred from the Granite City Plan in connection with the merger of such plan (“Supplement H-11 Participants”).

H-11-3.
Transfer of Assets. The assets of the Granite City Ready Mix 401(k) Plan for Union Employees trust, which trust serves as a funding vehicle for the Granite City Plan, shall be transferred to the trustee of the trust that serves as a funding vehicle for the Plan on or as soon as practicable after the Merger Date.

H-11-4.
Transfer of Account Balances. As soon as practicable after the Merger Date, assets and liabilities equal to the aggregate, adjusted account balances of each Supplement H-11 Participant who had an account balance under the Granite City Plan will be transferred to the Plan from the Granite City Plan and credited to corresponding accounts established for each such Supplement H-11 Participant (“Account Balances”).

H-11-5.	Participation. Each Supplement H-11 Participant shall become a Participant in the Plan on the Merger Date (if not already a Participant), and shall continue as a Participant in the Plan until all of the Participant’s vested account balances are distributed, subject to the terms and conditions of the Plan and this Supplement H-11.

H-11-6.
Vesting. Each Supplement H-11 Participant shall be fully vested in the amounts transferred from the Granite City Plan in connection with the merger of such plan, with the balance of each such Participant’s account being vested in accordance with the provisions of Section 4.2 of the Plan. Notwithstanding Section 4.2 of the Plan, however, each Supplement H-11 Participant shall become fully vested in his or her entire account balance under the Plan upon attainment of age fifty-five (55).

H-11-7.
Hardship Withdrawals. Any Supplement H-11 Participant that requests and is approved for a hardship withdrawal pursuant to Section 4.5(a) of the Plan will have included in the available amount any such amounts transferred from the Granite City Plan in connection with the merger of such plan, excluding all earnings derived from any 401(k) contributions credited to such account.

H-11-8.	Use of Terms. The terms used in this Supplement H-11 shall, unless defined in this Supplement H-11 or otherwise noted, have the meanings given to those terms in the Plan.

H-11-9.
Inconsistencies with the Plan. The terms of this Supplement H-11 are a part of the Plan and supersede the provisions of the Plan to the extent necessary to eliminate inconsistencies between the Plan and this Supplement H-11.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this Instrument of Amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee on this 28th day of December, 2006.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE
By: /s/ Cindy C. Redding_____________
Cindy C. Redding, Chairman